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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-4620

Crystallex International Corporation

(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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For Immediate Release	March 31, 2006
RM: x – 06

Crystallex Reports 2005 Year End Results

TORONTO, ONTARIO, March 31, 2006 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported audited financial results for the year ending December 31, 2005. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Company’s progress, Todd Bruce, President and Chief Executive Officer of Crystallex said, “2005 proved to be a challenging year for Crystallex and its shareholders. However, it certainly had its positive achievements. In particular, we continued to advance Las Cristinas towards commercial gold production and those efforts were rewarded earlier this week with the announcement that the Ministry of Basic Industry and Mining (“MIBAM”) had officially approved the technical, economic and financial aspects of the Las Cristinas gold Project as established in the Feasibility Study and in the Mine Operating Agreement. (Crystallex News Release dated March, 26, 2006). This fundamental milestone in the project process not only represents the last external input required by the Ministry of the Environment and Natural Resources (“MARN”) to complete its final administrative processing steps in order to issue the Permit To Impact Natural Resources, but it also brings complete clarity to the project’s technical, economic and financial parameters. We now look forward to commencing construction of the Las Cristinas project as soon we receive the Permit to Impact Natural Resources from MARN.”

Several key objectives achieved during 2005 included:

•	Advanced the final permitting phase for Las Cristinas
•	Continued developing Las Cristinas by effectively completing engineering and design during the year and by procuring equipment and supplies for the construction and operating phase
•	Updated the 2003 Las Cristinas Feasibility Study with a comprehensive 2005 Development Plan study
•	Eliminated the remaining gold hedges at an average price of US$505 per ounce
•	Record gold production of 53,000 ounces
•	Consolidated our interests in certain Lo Increible properties in El Callao

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Proven and probable gold reserves at Las Cristinas estimated at $400 per ounce are 13.6 million ounces (Crystallex news release dated February 13, 2006). Proven reserves are 48 million tonnes grading 1.29g/t and probable reserves are 305 million tonnes grading 1.18 g/t. Total proven and probable reserves are 353 million tonnes grading 1.2 g/t. The $400 per ounce reserve estimate by Mine Development Associates used the pit design from the 2005 Development Plan which was based on a $350 per ounce gold price assumption. Using the same $350 per ounce pit design and other physical parameters and costs from the 2005 Development Plan, the following table presents Las Cristinas reserves at various gold prices:

Gold Price	Ore (million tonnes)	Grade (g/t)	Contained Gold (thousand ounces)	Strip Ratio
$400	353	1.20	13,596	1.1
$450	378	1.15	14,004	1.0
$500	405	1.10	14,397	0.9
$550	431	1.06	14,729	0.8

Mr. Bruce commented, “The results above demonstrate the positive leverage that the Las Cristinas reserves have to the gold price. Importantly, the estimates only capture gold contained in a pit designed using a $350 per ounce gold price through the conversion of “waste” blocks located within the design pit shell into economic ore reserves due to the higher gold price. There is no significant deepening of the pit involved because the density of drilling at depth below the pit bottom is currently inadequate for the inferred mineralization there to be upgraded into reserves. The deposit remains open at depth and other surface targets have been identified. Consequently we expect reserves to be greater than illustrated in the table above if pits were fundamentally redesigned at correspondingly higher gold prices in conjunction with further drilling.”

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CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
For the Year Ended December 31, 2005
(All dollar amounts in US dollars, unless otherwise stated)

The following Management’s Discussion and Analysis (“MD&A”) of the audited financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) for the year ended December 31, 2005 should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Effective January 1, 2004, the Company prepares and files its audited consolidated financial statements and MD&A in United States dollars. Except where noted, this MD&A has been prepared as of March 27, 2006.

Highlights

•	Ministry of Mines formal approval of the Las Cristinas Feasibility Study, announced March 27, 2006.

•	Gold reserves at Las Cristinas increased to 13.6 million ounces.

•	Las Cristinas detailed engineering 98% completed by year end. Long lead time equipment has been fabricated and is ready to ship to site.

•	Eliminated all remaining gold contract positions at an average cost of $505 per ounce.

•	Record gold production of 53,000 ounces.

•	Net loss for the year of $45.2 million, or ($0.23) per share, inclusive of a non-cash write-down of investments in subsidiary companies of $6.6 million and a $3.8 million commodity contract loss.

Key Statistics

	2005	2004	2003

Operating Statistics
Gold Production (ounces)	53,178	48,973	35,244
Gold Sold (ounces)	55,217	49,478	30,632
Per Ounce Data:
Total Cash Cost [1]	$401	$365	$385
Average Realized Gold Price	$453	$409	$363
Average Spot Gold Price	$445	$410	$363

Gold Reserves (ounces):
Operating Mines	38,100	90,400	419,300
Las Cristinas	13,594,000	12,849,000	10,165,000

Financial Results ($ 000’s)
Revenues	$24,990	$20,246	$11,329
Net Loss	$(45,207)	$(60,654)	$(61,487)
Net Loss per Basic Share	$(0.23)	$(0.35)	$(0.52)
Cash Flow from Operating Activities	$(32,714)	$(36,005)	$(26,539)

Financial Position ($ 000’s)
Cash and Cash Equivalents	$4,070	$5,767	$26,204
Short-term Investments	—	$30,277	—
Restricted Cash and Equivalents	$21,323	$98,006	—
Total Debt	$96,938	$85,088	$7,488
Shareholders’ Equity	$133,167	$143,554	$78,998
Weighted Average Shares Outstanding – Basic (millions)	194.7	172.2	118.3

[1]	For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

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Financial Results Overview

The Company recorded a net loss of $45.2 million, or $0.23 per share in 2005, compared with a net loss of $60.7 million or $0.35 per share in 2004. The decline in the net loss in 2005 reflects a write-down of investments in subsidiaries of $6.6 million in 2005, as compared with mineral property write-downs in the prior year of $32.0 million.

Revenue of $25.0 million in 2005 was 23% higher than $20.2 million of revenue in 2004. The increase in revenue was attributable to a 12% increase in ounces of gold sold and an 11% increase in realized gold prices. In 2005, the Company sold 55,217 ounces of gold at an average realized price of $453 per ounce, while in 2004, 49,478 ounces of gold were sold at an average realized price of $409 per ounce. The average spot gold price in 2005 was $445 per ounce, compared with $410 per ounce in 2004.

Operating cash flow was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million in 2004. In 2005, mine site operating cash flow, (Mining Revenue less Operations Expenses) of $2.2 million was offset by expenditures of $12.0 million to financially settle gold sales contracts and by $19.5 million of general and administrative expenses. Capital expenditures increased by $43.5 million to $94.4 million in 2005, almost entirely due to increased spending on Las Cristinas. At year end 2005, the unrestricted cash balance was $4.1 million and the Company had restricted cash of $21.3 million.

Development Project

Las Cristinas

Permit Process Overview and Status

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the Ministry of the Environment and Natural Resources, (“MARN”). The granting of the Permit to Impact Natural Resources (the “Permit”) is dependent on approval of an environmental impact study (“EIS”) by the MARN. The EIS process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. The Permit authorizes the developer to construct and operate its mine. In addition, approval of the project by the Government, in the form of the Ministry of Basic Industries and Mining (“MIBAM”) approving the feasibility study of each project, is required before MARN can issue the Permit.

Following is a list of important milestones in the Las Cristinas permitting process:

•	September 2003 – Feasibility Study for a 20,000 tpd operation is completed and released.

•	March 2004 – CVG approved the Las Cristinas project.

•	April 2004 – EIS was completed and submitted to MARN.

•	August 2004 – Confirmed the first and prerequisite permit, the Land Use Permit.

•	March 2006 – MIBAM approved the Las Cristinas Feasibility Study.

The MIBAM approval of the Las Cristinas project represents the last external input on the project required by MARN to complete the permitting process by issuing the Permit.

Project Overview

In September 2002, the Company signed a Mining Operation Agreement, (“MOA”) with the Corporacion Venezolana de Guayana, (“CVG”) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc., (“SNCL”) in September 2003. The study was approved by the CVG in March, 2004. An Engineering, Procurement and Construction Management, (“EPCM”) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004.

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An EIS was submitted to the MARN in April 2004 to initiate the project permitting process. In September 2004, a Socio-Economic Impact Assessment was completed by Proconsult C.A., of Venezuela, while SNCL also completed a construction phase Environmental Supervision Plan. Both reports were submitted to the MARN.

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new economic interest would be granted in the form of operating contracts. The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the MOA the Company currently holds for Las Cristinas. In order to effect the policy change process, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country. The Government stated that the existing mining assets of the CVG would be transferred to create the core of the new national mining company. Given the change in the CVG’s status in the mining sector, the Government decided that the MIBAM would take over the regulatory role previously administered by the CVG in terms of approving projects on behalf of the Government. MIBAM has reviewed Las Cristinas based on the previous CVG approval and has formally approved the Las Cristinas feasibility study.

In 2005, Crystallex spent $93.5 million on Las Cristinas. Of this, approximately $70 million was for equipment purchases and engineering services detailed in the capital budget of $293 million. The balance of the Las Cristinas expenditures were for programs not included in the $293 million capital budget, including social and community development programs, expansion of the airstrip at site, exploration, environmental work and general site administration costs.

Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas total $131.9 million. Of this, approximately $89 million is related to the $293 million capital budget governed by the EPCM contract.

2005 Development Progress

Considerable progress was achieved under the EPCM contract during 2005. Engineering design was 98% completed by year end and will be finalized after receipt of the Permit. By year end, bids had been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total had been awarded. At December 31, 2005, the sum of payments to date for equipment ($89 million) plus the value of outstanding equipment under purchase orders and the value of commitments associated with awarded construction contracts was $179 million.

The Company is in a position to initiate site development upon receipt of the Permit. The camp has been refurbished to accommodate the construction workforce, the administration offices are occupied and the main access road to the site has been upgraded. Contracts have been awarded for initial site work including construction of the river diversion channel and the construction of the tailings management facility, while the contract for site preparation is close to being awarded. The conditional power supply contract with EDELCA, the state utility, has been approved and provides a 10 year term with an average rate of $0.032 per kilowatt hour based on a 20,000 tpd operation. In addition, most long lead time equipment pieces were received and paid for by year end. Approximately $51 million of new equipment is currently in storage, primarily in Houston, Texas. Equipment will be shipped to Venezuela after receipt of the Permit.

The Project Schedule will be updated upon receipt of the Permit. It is currently expected that once the Permit is received the development period through commissioning of the plant will be approximately 20 to 22 months.

A comprehensive update to the September 2003 20,000 tpd Feasibility Study was completed by SNCL in August 2005. The update, titled Development Plan – 2005, was commissioned to incorporate a number of design enhancements and to include a review of capital and operating cost estimates. The revised capital estimate is $293 million, an increase of approximately 10% from the June 2004 estimate. The capital estimate is exclusive of Value Added Tax, (“VAT”). As provided for under Venezuelan law, Crystallex has applied for an exoneration of VAT during the construction phase of Las Cristinas. The capital increase reflects higher costs for crushed stone, concrete, costs associated with delays in receiving the Permit and inflation. With the advanced state of equipment purchasing and awarding of contracts, the Company has a high degree of confidence in the revised capital estimate. The estimate of operating costs also increased, with life of mine operating costs currently estimated to be $221 per ounce (including royalties calculated at a $350/oz gold price) as compared with the previous estimate of $206 per ounce. The increase results from higher costs for mill operating supplies, primarily sodium cyanide and steel grinding media, and to higher labour cost estimates. The increase in prices for mill supplies is related to a global inflation of commodity prices, while the labour charge stems from both increasing labour rates and manpower levels.

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The Development Plan – 2005 included an updated estimate of resources and reserves at Las Cristinas. The revised reserve estimate incorporated the higher operating costs and the results of Crystallex drilling programs in 2004 and 2005. Measured and Indicated resources were estimated to be 501 million tonnes grading 1.1 grams per tonne gold, containing 17.7 million ounces of gold. Included in the Measured and Indicated resources are proven and probable reserves of 295 million tonnes grading 1.32 grams per tonne gold, representing 12.5 million ounces of gold calculated using a $350 per ounce gold price. Subsequent to year end 2005, Mine Development Associates (“MDA”) calculated the reserves at Las Cristinas using a $400 per ounce gold price. The pit design and other physical parameters and costs that were used in the Development Plan did not change. At $400 per ounce, proven and probable reserves at Las Cristinas are 353 million tonnes grading 1.20 g/t containing 13.6 million ounces of gold. At a $400 per ounce gold price the total average operating cash costs increase due to higher royalty payments. Total cash costs, including royalties, at $400 per ounce, average $160 per ounce for the first five years and $228 per ounce over the life of the mine.

Crystallex also engaged SNCL to complete a Pre-Feasibility study for expanding Las Cristinas from an initial 20,000 tpd to a 40,000 tpd operation. The study, completed in October 2005, assumes mechanical completion of the expansion to 40,000 tpd approximately two years after completion of the 20,000 tpd plant. The estimate of incremental capital to double the capacity of the operation is $153 million. Operating costs over the life of mine were estimated to be $208 per ounce (including royalties calculated at a $350/oz gold price), as compared with $221 per ounce for the 20,000 tpd operation. The mine life was reduced from 41 years at 20,000 tpd to 23 years with the expansion to 40,000 tpd. Average annual production over the mine life was estimated to be 504,000 ounces at 40,000 tpd, as compared with 274,000 ounces at 20,000 tpd.

Operations Review

Production

Gold Production (ounces)	2005	2004	2003

Tomi Open Pits	30,290	35,961	24,360
Tomi Underground	19,811	5,891	2,753
La Victoria	1,491	2,412	5,564
Purchased Material	1,586	4,709	2,567

Total Gold Production (ounces)	53,178	48,973	35,244

Total Ore Processed[1] (tonnes)	418,414	443,504	370,276
Head Grade of Ore Processed (g/t)	4.2	3.7	3.5
Total Recovery Rate (%)	94%	93%	84%
Total Recovered (ounces)	53,178	48,973	35,244

Total Cash Cost Per Ounce Sold		$365	$385

Mine Operating Cashflow ($,000)	$2,235	$2,208	$(454)
Capital Expenditures ($,000)	$856	$9,900	$1,722
Cash Flow After Capital[2] ($,000)	$1,379	($7,692)	($2,176)

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.
[2]	Capital expenditures at operating mines, (excludes Las Cristinas).

The Company produced a record 53,000 ounces of gold at its Venezuelan operations in 2005, an 8% increase over 2004. Gold production in 2005 was almost exclusively from the Tomi concession, located near El Callao in Bolivar state.

As compared with the year earlier period, a more than threefold increase in production from the Tomi underground mine offset a 16% reduction in open pit production. By the third quarter of 2005, the underground mine was consistently producing ore at design levels of 6,000 tonnes per month. During 2006, underground production is forecast to average 6,000 tonnes per month at grades exceeding 11.0 g/t.

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The decline in gold recovered from the open pits was attributable to processing fewer tonnes of ore and a decrease in the grade of ore processed from 3.5 g/t to 3.2 g/t. Open pit mining was conducted principally at the Mackenzie and Miligrito pits on the Tomi concession. By year end, the main Miligrito pit was depleted. During the fourth quarter of 2005, the Company evaluated a plan to extend, by approximately one year, the Mackenzie pit to the north to access some 288,000 tonnes of ore grading 2.9 g/t. At a gold price in excess of $400 per ounce the north extension was viable and a decision was made to continue mining at Mackenzie. During 2006, the Mackenzie pit will provide the majority of the ore for the Revemin mill.

The mining operations generated cash flow of approximately $2.2 million in 2005, the same level as the year earlier. After capital expenditures, mine site cash flow was $1.4 million in 2005 and a deficit of $7.7 million in 2004.

During 2006, the Company plans to conduct exploration on the Tomi properties with the aim of finding sufficient open pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in early 2007. Exploration is also planned for the Lo Increible property near El Callao.

Tomi

100% Basis	2005	2004	2003

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	313,599	334,289	268,169
Tonnes Waste Mined	1,971,402	2,751,124	919,137
Tonnes Ore Processed	319,287	350,008	247,644
Average Grade of Ore Processed (g/t)	3.2	3.5	3.5
Recovery Rate (%)	93%	92%	88%

Production (ounces)	30,290	35,961	24,360

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	72,177	26,966	12,698
Tonnes Ore Processed	63,319	28,454	11,070
Average Grade of Ore Processed (g/t)	10.2	6.9	8.3
Recovery Rate (%)	95%	94%	93%

Production (ounces)	19,811	5,891	2,753

La Victoria

100% Basis	2005	2004	2003

La Victoria
Tonnes Ore Mined	24,892	36,012	86,078
Tonnes Waste Mined	126,704	481,210	461,163
Tonnes Ore Processed	25,649	25,974	89,025
Average Grade of Ore Processed (g/t)	2.02	3.18	2.8
Recovery Rate (%)	89%	91%	68%

Production (ounces)	1,491	2,412	5,564

During 2005, Crystallex reviewed alternative methods for processing of refractory sulphide ore at La Victoria. However, at present, modifying the Revemin mill is not economically attractive as there is insufficient mineralized material to recover capital for mill modifications, diverting the Yuruari River and pre-production waste stripping.

An in-pit crusher at La Victoria is currently being used to crush waste rock which is trucked to Las Cristinas for use as construction aggregate.

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Income Statement

Revenue

Revenue in 2005 was $25.0 million, compared with $20.2 million in 2004. The increase in revenue in 2005 was attributable to selling over 11% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2005 were 55,217 ounces, compared with 49,478 in 2004. The increase in ounces sold was due to higher gold production as described in the Operations Review section of this MD&A. The Company realized an average gold sales price of $453 per ounce in 2005, up from $409 per ounce in 2004. Spot gold prices averaged $445 per ounce in 2005 and $410 per ounce in 2004. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Operating Expenses

The Company’s total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals.

The Company’s cash costs of sales for 2005 were $22.8 million, compared with $18.0 million in 2004. Although tonnes of waste and ore mined were 30% lower in 2005 than in 2004 and less ore was processed, operating costs were higher in 2005 for a number of reasons. For the last nine months of 2005, all costs at the mining operations were expensed, including costs that would typically be capitalized, such as underground ramp development. All costs are expensed at the El Callao operations due to the short reserve life at the Tomi mines. Higher operating costs in 2005 also reflect the impact of worldwide price inflation of commodities, including mining and processing consumables, particularly explosives, cyanide and steel grinding media. In addition, the 2005 operating expense figure includes costs associated with the BIOX pilot plant and concentrate studies for the La Victoria deposit and exploration expenses related to drilling on the Tomi concession. In general, the Tomi open pit operations are relatively high cost due to the significant amount of waste rock required to be mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 6.3:1.0 in 2005.

On a unit cost basis, total cash costs were $401 per ounce of gold sold in 2005, compared with $365 per ounce in 2004. Unit costs were higher in 2005 as the increase in operating costs more than offset the increase in ounces sold.

General and Administrative Expenses

General and Administrative expenses were $19.5 million in 2005, compared with $18.2 million in 2004. General and administrative expenses in 2005 include $4.0 million for consulting fees related to the Las Cristinas project, an increase of $3.2 million from the year earlier and also reflect an increase of approximately $1.0 million in capital taxes. These increases were offset, in part, by a $1.3 million reduction in payroll related charges.

Forward Sales and Written Call Options

Crystallex eliminated its gold contract positions in 2005. During the year, the Company spent cash of $12.0 million to financially settle 93,119 ounces of gold contracts. The remaining 71,239 ounces of gold contract positions were closed out on December 23, 2005 and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc to be partially amortized over the next three years (see Financing Activities).

Accounting for Derivative Instruments

The Company’s forward sales and call options were designated as derivatives so they did not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company’s metal trading contracts were recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives are recorded on the Balance Sheet and are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

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The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in 2005 was $3.8 million. This included an unrealized gain of $8.3 million offset by a realized loss of $12.0 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects $12.0 million of cash spent during the year for financially settling 93,119 ounces of gold contracts.

Investment in Subsidiaries

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM acquired the non-controlling shareholder interests in the holding companies which own or control the Lo Increible 2, 4C and 4D mining properties and the La Victoria concession for consideration of $6.6 million. As part of the transaction to acquire the non-controlling interests, the Company also entered into a two-year consulting agreement for total fees of $600,000. This investment in ECM and its subsidiaries was subsequently written down to nil at December 31, 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements of approximately $275 million through the first quarter of 2008 to build Las Cristinas, fund the Company’s operating deficit, and for debt service. The Company intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On December 31, 2005, the Company had cash and cash equivalents of $25.4 million (including restricted cash of $21.3 million), a decrease of $108.6 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured note financing held in escrow. Approximately $12.7 million of the restricted cash will be released to pay for approved capital expenditures detailed in the project budget for the development of Las Cristinas and $8.6 million will partially fund interest payments in 2006 on the senior unsecured notes.

Under the terms of the 9.375% senior unsecured notes, the net proceeds of $95.5 million were allocated to two pools: $81.4 million in the Project Pool to pay for approved Las Cristinas capital costs and $14.1 million in the Interest Pool to provide for the first three semi-annual interest payments. The $12.7 million balance in the Project Pool is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through March 2006. Thereafter, Las Cristinas development expenditures will be funded with the Company’s unrestricted cash.

Subsequent to year end, Crystallex completed a private placement of units consisting of 10,799,000 common shares and 12,250,000 warrants for net proceeds of $30.4 million, (see Financing Activities).

The change in the cash balance during 2005 is reconciled as follows:

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		$ millions

Cash, Short-term Investments and Restricted Cash at December 31, 2004		$134.0

Common Share and Warrant Financing Activities	$16.2
Debt Borrowings	$7.7

Total Sources of Cash	$23.9

Operating Cash Flow Deficit	$(32.7)
Capital Expenditures – Las Cristinas	(93.5)
Capital Expenditures – Other Operations	(0.9)
Debt Service	(4.5)
Financing Fees	(0.9)

Total Uses of Cash	$(132.5)

Net Addition to Cash, Short-term Investments and Restricted Cash		$(108.6)

Cash, Short-term Investments and Restricted Cash at December 31, 2005		$25.4

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million the year earlier. Positive mine operating cash flow of $2.2 million in 2005 was offset principally by cash used for general and administrative expenses ($19.5 million) and for settling gold contract positions ($12.0 million).

Investing Activities

Capital expenditures totalled $94.4 million in 2005, compared with $50.9 million in 2004. The increase is attributable to higher spending on Las Cristinas. Capital expenditures for Las Cristinas totalled $93.5 million in 2005 and included expenditures for project development under the EPCM contract and also for general site costs, including camp refurbishment, environmental work, geotechnical drilling, exploration drilling and legal and professional fees associated with tax structuring and project financing.

Capital expenditures for 2005 and 2004 are summarized as follows:

($ millions)	2005	2004

Las Cristinas	$93.5	$40.7
Revemin/ Tomi	0.4	9.1
Albino	0.5	0.8
Corporate	—	0.3

Total	$94.4	$50.9

The amount of capital expenditures in 2006 will depend upon the timing of the receipt of the Las Cristinas Permit and the timing of future financings. Assuming receipt of the Permit at the beginning of the second quarter, capital expenditures at Las Cristinas and other corporate expenditures could exceed $170 million in 2006.

Financing Activities

In September 2005, the Company issued C$10 million of 5% senior unsecured notes (“Series 2 Notes”) due March 13, 2006 to a counterparty. The notes were part of a Unit transaction that also included the issuance to the counterparty of 200,000 common shares of the Company and warrants to acquire 450,000 common shares of the Company at an exercise price of C$3.19 per share exercisable on or before September 13, 2006.

The Company also established a C$60 million equity draw down facility with the counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company’s common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. The Series 2 Notes provide that until the C$10 million principal value of the Series 2 Notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the Series 2 Notes.

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During the fourth quarter of 2005, the Company issued the following shares to the counterparty upon the exercise of four draws under the equity draw down facility.

Date	Shares Issued	Gross Proceeds

October 5, 2005	4,092,680	C$6.0 million
October 31, 2005	2,924,259	C$4.6 million
November 30, 2005	3,163,657	C$6.0 million
December 16, 2005	2,092,640	C$5.0 million

The C$10 million of Series 2 Notes were repaid in full by year end with proceeds from the four draws under the equity draw down facility. Subsequent to year end, on January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 shares to the counterparty for gross proceeds of C$5.0 million.

On December 23, 2005, the Company closed out the remaining 71,239 ounces of gold contract positions and converted the $14.3 million settlement amount into a term loan facility with Standard Bank Plc to be partially amortized over the next three years, maturing on December 31, 2008. The loan consists of a $7.5 million convertible portion and a $6.8 million non-convertible portion. The payment obligations with respect to the Company’s existing $2.1 million loan with Standard Bank Plc have been restructured and coordinated with the repayment terms of the term loan.

Crystallex is required to make a single repayment at the beginning of each month of $150,000 for principal and interest covering both the new term loan facility and the restructured credit agreement with Standard Bank Plc. The principal amounts outstanding under both the new term loan facility and the restructured credit agreement bear interest at an annual rate of Libor plus 2.5%. The Company is required to make additional mandatory repayments, which are tied to the net proceeds of new equity financings, including convertible or exchangeable debt securities. All payments are applied first against accrued and unpaid interest on the loans and then against the outstanding principal, (in the case of the new term facility, the payments are applied against the outstanding principal of the non-convertible portion of the loan). When the non-convertible portion of the new term facility has been repaid, Standard Bank Plc can elect to either i) have the payment amount reduced to only cover accrued and unpaid interest on the convertible portion or ii) maintain the payment at $112,500 to be applied against interest and principal on the convertible portion. Any amounts outstanding under the new term loan facility and the restructured credit agreement after scheduled and additional mandatory repayments are due December 31, 2008.

Crystallex is providing a guarantee of the obligations under the new term loan and the restructured credit agreement. The restructured credit agreement remains secured by the Company’s Tomi and Revemin assets. The non-convertible portion of the new term facility ranks pari passu with unsecured and unsubordinated debt of Crystallex. The convertible portion of the new term facility ranks subordinate in repayment terms to the existing $100 million of unsecured Crystallex notes.

The $7.5 million convertible portion of the new term facility is exchangeable at the option of Standard Bank into Crystallex shares. The number of Crystallex shares received upon conversion is determined by the loan amount to be converted divided by the lesser of C$2.32 (representing the average market price of Crystallex common shares on the Toronto Stock Exchange, (“TSX”) for the five trading days preceding December 23, 2005) and the average market price for Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share must not be lower than C$2.00. Crystallex can require Standard Bank to exercise its exchange right if the average market price for Crystallex shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40.

On December 29, 2005, the Company acquired for $6.6 million, the non-controlling shareholder interests in the holding companies which own or control the interests in certain of the Lo Increible mining properties in Venezuela. For consideration, on December 30, 2005 Crystallex issued to Vengroup 1,467,136 shares, for value of $3.0 million, and a $3.6 million exchangeable promissory note.

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In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of US$2.90 per unit for net proceeds of US$30.4 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for US$4.25 per share for a period of 18 months commencing on the later of April 4, 2006 or 45 days following the receipt of the Permit for the Las Cristinas project.

As a result of the private placement financing and in accordance with the terms of the new term facility with Standard Bank Plc, the Company made a mandatory repayment of $2.1 million in February 2006 to Standard Bank Plc.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments, as at December 31, 2005, are tabled below:

US$ millions	Less than One Year	1 – 3 Years	4 – 5 Years	More Than 5 Years	Total

Long Term Debt Repayments[1]	$2.4	$17.5	—	$100.0	$119.9

Asset Retirement Obligations	$0.1	$1.5	—	—	$1.6

Operating Lease Obligations	$0.16	$0.12	$0.14	—	$0.42

[1]	Included in the debt repayment schedule is $3.6 million of exchangeable notes, payable in four equal instalments commencing June 2006. The Noteholders may elect to exchange the instalments for shares of the Company and the Company has the option to satisfy the instalment obligation with shares.

At the end of 2005, the Company had awarded contracts and purchase orders with a value of $179 million related to the development of the Las Cristinas project. Of this amount, $89 million had been paid by year end. The majority of the $90 million balance is related to construction contracts that have yet to commence.

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

Related Party Transactions

During 2005, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	McMillan Binch Mendelsohn LLP: McMillan Binch Mendelsohn LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch Mendelsohn LLP and was a member of the Board of Directors of Crystallex until June 24, 2005. During that period in 2005, McMillan Binch Mendelsohn LLP was paid $730,000 million for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company. Mr. Robert Fung is a consultant to Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2005, Orion was paid $121,000 for these services, none of which was to the benefit of Mr. Fung.

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Outstanding Share Data

At March 27, 2006, 220,837,259 common shares of Crystallex were issued and outstanding. In addition, at March 27, 2006 options to purchase 11,514,294 common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 8,997,727 common shares of Crystallex were issued and outstanding. In addition, warrants to purchase 12,250,000 common shares of Crystallex were issued and can be exercised on the later of April 4, 2006 or 45 days following the receipt of the Permit for Las Cristinas.

Quarterly Data

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2[1]	Q1
Revenue	$6,623	$7,020	$6,301	$5,046	$5,037	$5,632	$5,634	$3,943
Net (Loss)	$(18,585)	$(10,338)	$(8,295)	$(7,989)	$(44,115)	$(9,441)	$(448)	$(6,651)

[1]	Reflects adjustment of $3.96 million relating to revised accounting treatment of gain derived from Standard Bank orderly disposition agreement.

Quarterly revenue in 2005, as compared with 2004 reflects higher gold sales and higher realized gold prices. Net income in the fourth quarter of 2005 reflects the impact of a $6.6 million write-down of an investment in a subsidiary company. The comparable quarter in 2004 reflects the impact of a $32.0 million write-down of mineral properties and property plant and equipment.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

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Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company may use commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

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Risk Factors

The business and operations of Crystallex are subject to risks. In addition to considering the other information in the Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Mine Operation Agreement

Lack of Ownership Rights

Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement.” The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and

(b)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

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In September 2005, the Company issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. (“Azimuth”) and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulate that, until the C$10 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of US$31.3 million under a private placement of units. Despite these financings, the Company currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Mine Operation Agreement – Lack of Ownership Rights,” the Mine Operation Agreement does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new title would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title.This review was completed as of December 31, 2005. MIBAM is expected to have completed its overall approval process by the end of March 2006. The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

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Arbitration Proceedings

The Company is a party interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings” in the Company’s 2005 AIF filed concurrently on SEDAR and EDGAR for a detailed description of the arbitration proceeding.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005, the gold price fluctuated between a low of US$253 and a high of US$536.50. On December 30, 2005, the p.m. fixing price of gold sold in the London Bullion Market was US$513.

The Company’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company’s operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company’s profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

The market price of the common shares of the Company is also affected by fluctuations in the gold price.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

The Company’s operations may also be affected by the presence of illegal miners: something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Company’s operations will not be adversely affected by the presence of illegal miners.

Country Risk

Political and Economic Instability

The Company’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

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The Company’s principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities. The risks associated with carrying on business in Venezuela include, but are not limited to, civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Violent crime is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations. See also “Mining in Venezuela.”

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Limited Mining Operations

The Company’s Tomi operations and Revemin mill currently account for substantially all of the Company’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company’s financial performance and results of operations.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the Company’s profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

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One of the most significant physical production issues the Company faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for the Las Cristinas Project. The Company was advised that the Las Cristinas Project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

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Delays in acquiring the environmental permits, necessary to allow commencement of construction of the mine, have impacted the overall project completion. Upon receipt of the final environmental permit, the Company expects to commence construction for the base case 20,000 tonnes per day level which should see initial production in early 2008.

Currency Fluctuations

Currency fluctuations may affect costs at the Company’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company’s profitability, cash flows and financial position.

Recent Losses and Write-downs

The Company incurred net losses in each of 2005, 2004, and 2003. The Company’s deficit at December 31, 2005 was $251.5 million. The Company’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

For additional risk factors, please refer to the Company’s Annual Information Form filed on SEDAR and EDGAR.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Pursuant to Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at year end December 31, 2005 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Diclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities, particularly during the period in which the annual filings are being prepared.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

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Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000’s	2005	2004

Operating Costs per Financial Statements	$22,755	$18,038
Adjust for Albino Development Expenditures	592	—
Reclamation and Closure Costs	—	—
Operating Costs for Per Ounce Calculation	$22,163	$18,038

Gold Ounces Sold	55,217	49,478
Total Cash Cost Per Ounce US$	$401	$365

Additional information relating to Crystallex is available on SEDAR or EDGAR.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

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For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”).  Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

Note to U.S. Investors:  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)
By: /s/ Daniel Hamilton (Signature)*
Date March 31, 2006
Daniel Hamilton, Chief Financial Officer

* Print the name and title of the signing officer under his signature.